

December 19, 2018

Michael F. Kanan
Senior Vice President and Chief Financial Officer
Avadel Pharmaceuticals plc
Block 10-1
Blanchardstown Corporate Park
Ballycoolin
Dublin 15
Ireland

  Re: Avadel Pharmaceuticals plc
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed March 16, 2018 and Amended April 30, 2018
    File No. 001-37977

Dear Mr. Kanan:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Healthcare & Insurance